UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 2020

Commission File Number: 001-39179

Addex Therapeutics Ltd

(Exact Name of Registrant as Specified in Its Charter)

Chemin des Mines 9,
CH-1202 Geneva,

Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

RISK FACTORS

Our business faces significant risks. You should carefully consider all of the information set forth in this Report on Form 6-K and in our other filings with the United States Securities and Exchange Commission, or the SEC, including the risk factors set forth in our Annual Report on Form 20-F for the year ended December 31, 2019 filed with the Securities and Exchange Commission on April 27, 2020. Our business, financial condition, results of operations and growth prospects could be materially adversely affected by any of these risks. This report also contains forward-looking statements that involve risks and uncertainties. Our results could materially differ from those anticipated in these forward-looking statements, as a result of certain factors including the risks described in our Annual Report and our other SEC filings.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Addex Therapeutics Ltd

	By:	/s/ Tim Dyer
		Name:	Tim Dyer
Date: May 20, 2020		Title:	Chief Executive Officer

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EXHIBIT INDEX

Exhibit No.	Description
Exhibit 99.1 :	Unaudited Condensed Consolidated Financial Statements
Exhibit 99.2 :	Management's Discussion and Analysis of Financial Condition and Results of Operations
Exhibit 99.3:	Press Release dated May 20, 2020

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